Mail Stop 4720

June 17, 2009

By U.S. Mail and Facsimile to: (502) 625-2295

Nancy B. Davis
Executive Vice President, Treasurer and Chief Financial Officer
S.Y. Bancorp, Inc.
1040 East Main Street
Louisville, Kentucky 40206

> **Re:**   **S. Y. Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 001-13661**

Dear Ms. Davis:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Kathryn McHale
Staff Attorney